February 6, 1992




Mr. Manuel Fernandez
Executive Vice President, Europe
BERLITZ LANGUAGE CENTERS
Gran Via 80-4
28013 Madrid, SPAIN


Dear Mr. Fernandez:

In view of the unique circumstances facing Berlitz International, Inc., a New York corporation (the "Company"), the Company is writing to set forth certain terms of your employment in the event of an acquisition of the Company. The Company recognizes and appreciates your prior service and believes that the provisions regarding a change in control set forth herein will better enable you to focus on the needs and direction of the company at this critical time.

Accordingly, in the event that (i) a Change of Control (as defined below) occurs at any time within two years from the date hereof, and
(ii) you are involuntarily terminated without Cause (as defined below) at any time within 18 months after such Change of Control, the Company agrees to pay you the severance benefits described below.

First, the Company agrees to pay you in monthly installments over a period of one year a severance amount equal to your then base salary. Second, to the extent such continued participation is permissible under the Company's plans and programs, you may continue to participate in all health insurance, life insurance, pension, 401(k), and disability plans or programs of the Company, for the earlier of one year from the date of your termination or the date on which you obtain new employment. Third, all stock awards, including, without limitation, restricted stock and stock options awarded to you by the Company pursuant to the 1989 Stock Option and Incentive Plan, shall to the extent not already vested become fully vested. If permissible under applicable law, your stock options shall be exercisable for one year following your termination. Fourth, you will be entitled at such time as the amount becomes determinable to receive a pro-rated amount of the financial performance portion (60%) of your Short-Term
Executive Incentive Compensation Plan bonus. Finally, you shall also be entitled to select executive outplacement services as is customary for senior executives, the reasonable cost of such services to be paid by the Company. The Company specifically acknowledges that the severance benefits payable to you hereunder shall not be reduced by virtue of any obligation to seek other employment.

MR. MANUEL FERNANDEZ
February 6, 1992
Page Two



In the event that there is a material change in either your duties or compensation at any time within the 18 month period following a Change of Control, you may resign from employment on sixty days written notice to the Company and receive the above-described severance benefits. In such case, your severance compensation shall be based on your base salary at its pre-adjusted rate.

As used in this letter, "Cause" shall mean (i) serious and repeated willful misconduct in respect of your duties which has resulted in material, economic damages to the Company, and, to the extent such misconduct is susceptible to being cured, such misconduct continues for thirty days following written notice to you by the Company detailing such misconduct, (ii) the final, unappealable conviction in a court of law of any crime or offense (A) for which you are imprisoned for a term of six months or more of (B) that involves the commission of fraud or theft against, or embezzlement from, the Company, or (iii) chronic alcoholism or abuse of controlled substances.

A "Change of Control" shall mean from the date hereof, (i) when any person or group of persons files a Form 13D or Form 13G with the Securities Exchange Commission asserting beneficial ownership to at least 35% of the Company's outstanding shares of Common Stock, par value $.10 per share (the "Common Stock"), or (ii) when any person or group of persons has the ability to elect a majority of the Board. For purposes of the definition of "Change of Control", the term "person" shall include Macmillan Inc. or any successor or transferee of Macmillan Inc.

Following termination of employment, you shall keep secret and retain in strictest confidence, and shall not use for the benefit of yourself or other except in connection with the business and affairs of the Company, all confidential matters of the Company.

The Company agrees to pay your reasonable legal fees and expenses incurred in enforcing or defending any of your rights under this letter; provided you prevail in such enforcement or defense.

The agreement in this letter shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely

MR. MANUEL FERNANDEZ
February 6, 1992
Page Three






in New York. This letter may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Sincerely,

BERLITZ INTERNATIONAL, INC.




By:   /s/  ELIO BOCCITTO
      Name:       Elio Boccitto
      Title:      President






Accepted and Agreed to:




By:   /s/  MANUEL FERNANDEZ